Exhibit 99.1

May 2, 2016

Share Transfer Agreement

between

Orchestra-Prémaman

(hereinafter called “Seller”)

and

Yeled Invest

(hereinafter called “Buyer”)

This Agreement has been made on May 2, 2016

Between:

(1)	Orchestra-Prémaman, a société anonyme organized under the laws of France, with capital stock of EUR 19,203,588, having its registered office at 200, avenue des Tamaris, ZAC Saint Antoine, 34130 Saint-Aunès, France, and registered in the Commercial and Companies Register of Montpellier under number 398.471.565, hereinafter called “Seller”;

(2)	Yeled Invest, a société anonyme organized under the laws of Luxembourg, having its registered office at 318 Rue de Neudorf, L-2222, Luxembourg, and registered in the Commercial and Companies Register of Luxembourg under number B 177.989, hereinafter called “Buyer”;

Seller and Buyer hereinafter being referred to jointly as “Parties” or individually as “Party.”

Whereas:

(A)	Seller owns 1,921,820 shares (the “Shares”) of Destination Maternity Corporation, a company organized under U.S. law, having its registered office at 456 North Fifth Street, Philadelphia, PA, United States (hereinafter called the “Company”). The Shares are admitted to trading on NASDAQ.

(B)	Since October 2015, Seller has been in discussions with the Company’s board of directors regarding a potential partnership between the two companies. Seller has reiterated this interest on multiple occasions but has come up against the refusal of the Company’s board of directors. In March 2016, Seller and the Company signed a confidentiality agreement whereby the Company agrees to provide Seller with certain confidential information regarding it, so as to facilitate the evaluation, negotiation, drafting and potential implementation of a partnership between Seller and the Company.

(C)	Since the prospects for progress in the discussions with the Company’s board of directors are uncertain, Seller wishes, in order to maintain the good functioning of its business and for strategic reasons, to proceed with the sale of the Shares to Buyer.

(D)	Seller is willing to sell the Shares of the Company to Buyer, who wishes to acquire the same, under the terms and conditions included in this Agreement (the “Agreement”).

Now, therefore, the Parties have agreed as follows:

1.	Sale of the Shares

Seller sells to Buyer, and Buyer accepts, the Shares of the Company.

The sale to which the Agreement relates is indivisible and is only binding insofar as it concerns all of the Shares. It shall not be subject to partial implementation.

2.	Purchase Price

2.1	The purchase price of the Shares is EUR 15,816,500 (hereinafter the “Purchase Price”). This Purchase Price corresponds to the total amount for acquiring the Shares according to Seller’s financial statements (at the average acquisition price of an amount in USD equivalent to EUR 8.23 per Share (hereinafter the “Average Acquisition Price”)).

2.2	Payment of the price

The amount of EUR 16,200,000 has been paid to Seller by Buyer on February 29, 2016 as a deposit. The Parties agree to allocate this amount, up to EUR 15,816,500, to the payment of the Purchase Price.

2.3	Additional price

In the event that, within a period of 24 months from the date of entry into the Agreement, Buyer resells the Shares to a third party at a price per Share greater than the Average Acquisition Price of the Shares (hereinafter the “Resale Price”), Buyer shall be required to pay an additional price equivalent to the difference between the Purchase Price and the Resale Price (hereinafter the “Additional Price in the event of Resale”).

Payment of the Additional Price in the event of Resale shall be made within ten (10) business days after the date of the transfer of the Shares.

3.	Seller’s Representations

Seller makes the following representations to Buyer on the date of the Agreement:

(a)	Seller owns the shares and is entitled to enter into the Agreement and to duly transfer ownership of the Shares to Buyer.

(b)	The Shares are sold to Buyer free and clear of any pledge, security interest, usufruct, option or other right whatsoever for the benefit of third parties, and the rights attached to the Shares are not subject to any restriction other than those provided for by law or by the Company’s articles of incorporation.

4.	Buyer’s Representations

Buyer is entitled to enter into the Agreement and to acquire the ownership of the Shares from Seller.

Buyer agrees to continue the discussions initiated by Seller with the Company’s board of directors as initiated by Seller and with the same synergy objectives for the operation of the business and the creation of value for Seller and its shareholders.

5.	Purchase Option

Buyer grants to Seller an irrevocable option (the “Option”) under which Seller shall have the right to purchase from Buyer, who agrees to sell, all Shares that Buyer holds at the time the Option is exercised.

The Option may only be exercised within a period of 24 months from the date of entry into the Agreement, via notification to Buyer of Seller’s decision to purchase the Shares.

The purchase price of the Shares to be paid to Buyer shall correspond to the Purchase Price (hereinafter the “ Option Price”). Seller agrees to pay Buyer the Option Price within 30 days from the notification referred to in paragraph 2.

6.	Additional Commitment

Seller agrees to perform (or to cause the performance of) any additional formality, including the signing of any document required by law or reasonably required by Buyer, for purposes of implementing the Agreement.

7.	Severability Clause

Should any clause of this Agreement be declared void or unenforceable in whole or in part, pursuant to any provision of applicable law, such clause shall be deemed invalid. However, this invalidity or unenforceability shall not affect the validity of the other clauses of the Agreement. Each of the Parties shall endeavor to negotiate immediately and in good faith a valid clause to replace the invalid one.

8.	Amendment

Any modification of the Agreement shall be made in writing and by the mutual agreement of the Parties.

9.	Applicable Law and Place of Jurisdiction

This Agreement shall be governed by the laws of Luxembourg.

Any and all disputes arising from or in connection with this Agreement shall be settled by the courts of Luxembourg, to the exclusion of any other jurisdiction.

Made in Luxembourg on May 2, 2016, in duplicate. Each of the Parties acknowledges having received a copy hereof.

Seller:

/s/ Jacques Blanchet
Name: Jacques Blanchet
Position: Deputy Chief Executive Officer — Finance

Buyer:

/s/ Fons Mangen
Name: Fons Mangen
Position: Director

/s/ Jean-Hugues Antoine
Name: Jean-Hugues Antoine
Position: Director

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